

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

24th December, 2004.



Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st December 2004, I enclose one copy of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 24th December 2004, confirming that The Goldman Sachs Group, Inc. had, as at 22nd December 2004, decreased its interests such that it no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 1/13

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 04/65

Company Announcements Office,
London Stock Exchange.

24th December, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated and received by fax on 24th December 2004 that, as of 22nd December 2004, The Goldman Sachs Group, Inc. ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231